Filed Pursuant To Rule 433

Registration No. 333-189752

July 9, 2013

Posted on Law360 at www.law360.com July 02, 2013

July 02, 2013, 7:39 PM ET

Winklevoss Twins Tap Katten Team For Bitcoin ETF

By Liz Hoffman

Law360, New York (July 02, 2013, 7:39 PM ET) — The Winklevoss twins, of Facebook fame, on Tuesday unveiled plans for an exchange-traded fund for bitcoins, the quirky online cryptocurrency, enlisting the help of the Katten Muchin Rosenman LLP partner who helped launch ETFs as an asset class.

The Winklevoss Bitcoin Trust will sell 1 million shares for $20.09 apiece, according to a filing with the U.S. Securities and Exchange Commission.

The move is an effort to legitimize bitcoins, a shadowy quasi-currency that has earned a reputation as a financier of illegal activity. Cameron and Tyler Winklevoss, who say they already own about 1 percent of all bitcoins in existence, hope to vault the virtual money from a poorly understood, thinly traded asset to one with broad market appeal.

Bitcoins are a virtual currency created just four years ago by a hacker who remains anonymous. About 11 million bitcoins exist, mostly in the hands of programmers and online business owners. Techies with supercomputers continue to “mine” the Web for more, searching for the snippets of code that can unlock new coins.

But for the average investor, they are hard to come by, said Kathleen Moriarty, one of three Katten partners working on the trust. The Winklevoss’ idea is to let current owners of bitcoins swap them for shares in a trust, whose stock would be sold to investors.

“This is a way to get market exposure to an asset class that otherwise is only really accessible to a small group,” Moriarty said.

But some market-watchers were quick to criticize the idea, with some calling it a “gimmick” and questioning whether bitcoins can or should be widely traded.

ETFs can work for quirky, poorly understood assets — think carbon cap-and-trade credits — but they do far better when they are portals to markets that are already healthy and liquid, said Todd Rosenbluth, director of ETF research for Standard & Poor’s Capital iQ.

Currency ETFs track Japanese yen or British pounds sterling, which can be bought through foreign exchange brokers. Index funds bundle stocks that investors could easily go and buy themselves, if they had the time and stomach for broker fees. It’s about convenient access to a market that already exists, Rosenbluth said, and one preferably backed by a physical commodity — gold, yen, stock certificates.

Bitcoins are nothing more than snippets of code. And the market value of all bitcoins in existence is only about $1 billion, which raises concerns about liquidity, Rosenbluth said.

“It’s going to be very tough to get the type of transparency and investor trust that ETFs thrive on,” he said.

And while bitcoins can be used to buy some online goods, most of those goods happen to be illegal or unsavory. If used correctly, bitcoins are virtually untraceable, and this anonymity has made them popular choices for purveyors of drugs, guns and pornography. In March, the U.S. Treasury Department began requiring businesses that deal in bitcoins to keep more detailed records, hoping to sniff out money laundering.

“Where bitcoins are right now, if you don’t know enough about them to have to go through an ETF to get them, you probably shouldn’t be investing in them,” said Steven Pikelny, a fund analyst for Morningstar.

Moriarty acknowledged the challenge, but said the trust itself could help crack the black box.

“It’s generally true that ETF liquidity at first depends on the liquidity of the underlying securities, but that as the fund becomes successful” it lends credibility and liquidity to the primary market, in this case, the dozen or so existing bitcoin exchanges.

And bitcoins appear to be making some inroads in the market. OKCupid, the popular dating site, recently started accepting them as payment. Mt.Gox, the leading bitcoin exchange, is in the process of registering with the U.S. Treasury Department as a money services business, seeking to clean up its image.

But the other major problem, critics say, is volatility. The value of bitcoins has fluctuated wildly in recent months, skyrocketing in April from around $20 to $266, then plummeting back down to $60. The 92,000 or so bitcoins the Winklevoss twins said they owned in April have since lost a quarter of their value.

And according to a prospectus, the Winklevoss trust would only let investors redeem 50,000 shares at a time, which Pikelny said could be enough to rattle the shallow market for bitcoins. ETF funds are meant to track asset values, not move them.

“I think it’s an interesting idea, but gimmicky,” Pikelny said. “It’s not clear that there’s a real investor base for bitcoins, or whether bitcoins have the staying power to support one.”

But having Moriarty on board may lend the effort some gravitas. The partner, who joined Katten in 2007 from Carter Ledyard & Milburn LLP, helped launch the first-ever exchange-traded fund, State Street’s S&P 500 index, which debuted in 1993. The fund still trades under the ticker symbol SPDR, which has earned Moriarty the nickname “SPDR Woman” in some industry circles.

She also led helped ETFs branch out to other commodities, guiding the debut of State Street’s SPDR Gold Trust in 1994.

The Winklevoss’ trust isn’t the only noteworthy effort to use listed funds to create a market for outside-the-box assets. A group of shareholders opposed to the $24.4 billion buyout of Dell Inc. are seeking to pool their appraisal rights into a trust that would be registered with the SEC and listed on a major exchange.

Both are choosing a tough moment for traded funds, which are coming off their first month of net investor outflows in more than a year-and-a-half, according to Lipper data. Investors pulled $20 billion more out of ETFs than they put in during June, a preliminary number that Thomson Reuters, which compiles the Lipper numbers, expects to rise as final tallies come in. It’s been more than three years since a net outflow nearly that size.

“The challenges are all ahead,” Moriarty told Law360. “Everybody clapped last night [when the filing was made], but we know it’s just getting started.”

The Winklevosses are represented by partners Kathleen Moriarty, Evan Greebel and Raymond Mouhadeb and associate Greg Xethalis of Katten Muchin Rosenman LLP.

—Editing by Jeremy Barker.

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated July 1, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.